UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nevada Gold & Casinos, Inc.
________________________________________________________
(Name of Issuer)

Common Stock, par value $0.12 per share
_________________________________________________________
(Title of Class of Securities)

64126Q206
_________________________________________________________
(CUSIP Number)

Robert C. Ide
159 North Wolcott Street, Suite 304
Casper, WY 82601
307-235-2500
_________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Timothy Stubson, Esq.
Brown, Drew & Massey, LLP
159 North Wolcott Street, Suite 200
Casper, WY 82601
307-234-1000

March 14, 2008
________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.  64126Q206					PAGE 1 OF 3 PAGES

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	1	NAME OF REPORTING PERSON
		I. R. S. IDENTIFICATION NO. OF ABOVE PERSON

		Robert C. Ide
		SSN ###-##-####
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	2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
								(a)  [  ]
								(b)  [x ]
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	3	SEC USE ONLY

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	4	SOURCE OF FUNDS
		WC, BK, PF
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	5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        	TO ITEMS
		2 (d) or 2 (e)					        [  ]
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	6	CITIZENSHIP OR PLACE OF ORGANIZATION

		Casper, Wyoming
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				7	SOLE VOTING POWER

					-0-
				---------------------------------------------
NUMBER OF			8
SHARED VOTING POWER
SHARES
BENEFICIALLY				760,000
OWNED BY			---------------------------------------------
EACH				9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH				-0-
			-----------------------------------------------------
				10	SHARED DISPOSITIVE POWER

					760,000
-----------------------------------------------------------------------------
	11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		760,000
-----------------------------------------------------------------------------

	12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
		SHARES (SEE INSTRUCTIONS)			  [  ]
-----------------------------------------------------------------------------

	13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)

		5.87%
-----------------------------------------------------------------------------
	14	TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

		IN
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ITEM 1. SECURITY AND THE ISSUER.


This statement on Schedule 13D relates to the common stock, par value $0.12 per share ("Common Stock"), of Nevada Gold & Casinos, Inc. (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. The principal executive offices of the Issuer are located at 50 Briar Hollow Lane, Suite 500W, Houston, TX 77027.


ITEM 2. IDENTITY AND BACKGROUND.


(a), (f) This statement is filed on behalf of Robert C. Ide ("Ide"), a citizen of the United States of America, (Robert C. Ide the "Reporting Person"). The "Reporting Person" is filing the agreement solely.

(b) The business address and principal office is 159 North Wolcott Street, Suite 304, Casper, WY 82601.

(c) The principle business of Ide is the acquisition and development of Real Estate.

(d), (e) During the last five years, neither the Reporting Person nor, to the best knowledge of any Reporting Person named in Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


In acquiring 600,000 shares of Common Stock owned by Ide prior to March 3, 2008, Ide invested approximately $1,574,083 (excluding commissions) of its working capital. On March 3, 2008, Ide invested approximately $230,400 (excluding commissions) of its working capital and borrowed funds in acquiring 160,000 additional shares of Common Stock




ITEM 4. PURPOSE OF TRANSACTION.

Ide purchased the shares of Common Stock for the purpose of investing in the Issuer. Ide will review its investment in the shares of Common Stock from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of shares of Common Stock or other securities related to the Issuer, and other general market and investment conditions, Ide may determine to:

- acquire through open market purchases or otherwise additional shares of Common Stock;

- sell through the open market or otherwise; or

- otherwise engage or participate in a transaction with the purpose or effect of changing or influencing control of the Issuer.

Such transactions may take place at any time without prior notice. There can be no assurance, however, that Ide will take any such action.

As part of Ide's ongoing review, Ide will from time to time hold talks or discussions with and respond to any inquiries from various parties, including, without limitation, the Issuer's Board of Directors, management or representatives, other shareholders and other persons or entities regarding the Issuer's affairs and strategic alternatives. Based on the above-referenced talks, discussions or inquiries, and subject to applicable law and regulation and subject to Issuer's Articles of Incorporation, and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of shares of Common Stock or other securities related to the Issuer, and other general market and investment conditions, Ide may determine to pursue various strategic alternatives in respect of its investment in the Issuer. Such actions may include, without limitation, direct or indirect participation in the following:

- forming and conducting potential strategic developments and plans related to the Issuer;

- seeking representation on the Board of Directors of the Issuer;

- making recommendations to the Board of Directors and management of the Issuer concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure, Articles of Incorporation or Bylaws or other matters;

- seeking to acquire control of the issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise;

- restructuring and effecting other significant transactions with respect to the Issuer;

- participating in "going private" transaction;

-	taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer; or

-	providing financing for any of the foregoing.

Such transactions may take place at any time without prior notice. There can be no assurance, however that the possible courses of action expressed in the immediately preceding sentence will be pursued or, if pursued, will be consummated by Ide.

Except as contemplated in this Item 4, Reporting Person does not have any plans or proposals of any types referred to in clauses (a) through (j) of
Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.


(a), (b) Based upon the Issuer's most recent report on Form 10-Q for the period ended January 28, 2008, filed with the Securities and Exchange Commission on March 7, 2008, there were 12,939,130 shares of Common Stock outstanding as of March 2008. Based on the foregoing, the 760,000 shares of Common Stock beneficially owned by Ide (the "Subject Shares"), represent approximately 5.87% of the shares of Common Stock issued and outstanding.

Ide will have the power to vote or direct the vote (and the power to dispose or direct the disposition of) of the Subject Shares.

As of the date hereof, neither any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item2, owns any shares of Common Stock other than the Subject Shares owned by Ide.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Ide in the shares of Common Stock within the last 60 days, which were all brokered transactions, are set forth below:

Date			Purchase/Sale			Price/Unit

1/07/2008	         1,053			         $ 1.25
1/08/2008		   8,947			         $ 1.25
1/15/2008		  10,000			         $ 1.10
3/03/2008		 160,000			         $ 1.44


Except as set forth above, within the last 60 days, no other transactions in shares of Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock owned by Ide.

Clause (e) of Item 5 of Schedule 13D is not applicable.







ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


Except for the matters described herein, neither the Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None


SIGNATURES

After reasonable inquiry and to the best of the undersigned

Knowledge and belief, the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2008
ROBERT C. IDE
By:_______________
Name:  Robert C. Ide
Title:    Individual